Putnam Diversified Income Trust as of September 30, 2007 Annual shareholder report

Shareholder Meeting Results
(Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for		Votes against		Abstentions
205,492,455		3,722,148		5,657,998

All tabulations are rounded to the nearest whole number.